SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

92531L207
(CUSIP Number of Class of Securities)

Joshua Cherry-Seto
Blue Wolf Capital Partners
One Liberty Plaza, 52nd Floor
New York, NY 10006
Telephone: (212) 488-1347

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Peter H. Lieberman, Esq.	Dmitriy A. Tartakovskiy, Esq.
Greenberg Traurig, LLP	Greenberg Traurig, LLP
77 West Wacker Drive, Suite 3100	MetLife Building
Chicago, IL 60601	200 Park Avenue
(312) 456-8417	New York, NY 10166
(212) 801-3131

April 13, 2020

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207	Page [•] of [•] Pages

1	NAME OF REPORTING PERSON BW Coated LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 874,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 874,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 874,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.48%(1)
14	TYPE OF REPORTING PERSON OO

(1)         All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page [•] of [•] Pages

1	NAME OF REPORTING PERSON Blue Wolf Capital Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 874,076(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 874,076(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 874,076(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.48%(2)
14	TYPE OF REPORTING PERSON PN

(1)         Solely in its capacity as sole member of BW Coated LLC.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)         All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page [•] of [•] Pages

1	NAME OF REPORTING PERSON Blue Wolf Capital Advisors IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 874,076(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 874,076(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 874,076(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.48%(2)
14	TYPE OF REPORTING PERSON PN

(1)         Solely in its capacity as general partner of Blue Wolf Capital Fund IV, L.P.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)         All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page [•] of [•] Pages

1	NAME OF REPORTING PERSON Blue Wolf Capital Advisors IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 874,076(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 874,076(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 874,076(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.48%(2)
14	TYPE OF REPORTING PERSON OO

(1)         Solely in its capacity as general partner of Blue Wolf Capital Advisors IV, L.P.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)         All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page [•] of [•] Pages

1	NAME OF REPORTING PERSON Adam Blumenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 874,076(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 874,076(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 874,076(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.48%(2)
14	TYPE OF REPORTING PERSON OO

(1)         Solely in his capacity as the controlling person of BW Coated LLC, Blue Wolf Capital Fund IV, L.P., Blue Wolf Capital Advisors IV, L.P. and Blue Wolf Capital Advisors IV, LLC.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)         All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 20, 2019, as amended and supplemented on October 1, 2019, October 10, 2019, December 3, 2019, December 12, 2019 and February 4, 2020 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), relating to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”).

Except as specifically amended by this Amendment, items in the Original Schedule 13D are unchanged.  Capitalized terms used herein that are not defined have the meanings ascribed to them in the Original Schedule 13D.

As previously disclosed, the Reporting Persons may have been deemed to have been members of a “group” (for purposes of Section 13(d)(3) of the Act and within the meaning of Rule 13d-5 under the Act) with the Atlas Parties by virtue of certain agreements and arrangements between the Reporting Persons and the Atlas Parties.  As described further in Item 6 of this Amendment, effective as of April 13, 2020, these agreements and arrangements have been terminated.  Therefore, the Reporting Persons and the Atlas Parties no longer may be deemed to be a “group” (for purposes of Section 13(d)(3) of the Act and within the meaning of Rule 13d-5 under the Act), and the Reporting Persons no longer may be deemed to beneficially own or share beneficial ownership of any securities of the Issuer owned by the Atlas Parties.  As a result, the Reporting Persons no longer may be deemed to beneficially own more than 5% of the Common Stock.  Accordingly, this Amendment is the final amendment to the Schedule 13D and is an exit filing for each of the Reporting Persons.

Item 2.                       Identity and Background

Item 2(a) of the Schedule 13D is hereby amended by replacing section (a)(i) of Item 2 with the following:

“(i) BW Coated LLC, a Delaware limited liability company (“BW Coated”). BW Coated is the direct beneficial owner of 874,076 shares of Common Stock of the Issuer;”

Item 3.                       Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

“478,171 shares of Common Stock beneficially owned by the Reporting Persons were acquired in open market transactions.

In addition, on October 7, 2019, BW Coated acquired 395,905 shares of Common Stock from Lapetus Capital II LLC (“Lapetus II”) and Lapetus Capital III LLC (“Lapetus III”) for an aggregate purchase price of $4,948,812.50.

The Reporting Persons expended an aggregate of approximately $10,560,813.01 to acquire the 874,076 shares of Common Stock reported as beneficially owned by them in this Schedule 13D, which purchases were made in part with working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.”

Item 4.                       Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

“The information contained in Item 6 of this Amendment is incorporated herein by reference.”

Item 5.                       Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

“(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Common Stock outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 874,076 shares of Common Stock, representing 2.48% of the outstanding shares.

(i)                                     BW Coated has shared voting and dispositive power over 874,076 shares of Common Stock, representing 2.48% of the outstanding shares;

(ii)                                  BWCF IV has shared voting and dispositive power over 874,076 shares of Common Stock, representing 2.48% of the outstanding shares;

(iii)                               BWCA IV LP, by virtue of its status as the general partner of BWCF IV, has shared voting and dispositive power of 874,076 shares of Common Stock, representing 2.48% of the outstanding shares;

(iv)                              BWCA IV LLC, by virtue of its status as the general partner of BWCA IV LP, has shared voting and dispositive power of 874,076 shares of Common Stock, representing 2.48% of the outstanding shares; and

(v)                                 Mr. Adam Blumenthal, by virtue of his status as the Managing Member of BWCA IV LLC, has shared voting and dispositive power of 874,076 shares of Common Stock, representing 2.48% of the outstanding shares.

Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock reported in this Schedule 13D, except to the extent of such Reporting Person’s pecuniary interest therein or to the extent such Reporting Person actually exercises voting or dispositive power with respect to such shares of Common Stock.

The third paragraph of Item 6 of this Amendment is incorporated herein by reference.”

Item 5(c) of the Schedule 13D is hereby supplemented with the following:

“(c) Set forth on Schedule I hereto is a description of transactions with respect to the Common Stock that have occurred since February 4, 2020 through March 6, 2020. All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions. Except as set forth on Schedule I, none of the persons named in respect to paragraph (a) has effected any transaction in the Common Stock since March 6, 2020.”

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

“The Reporting Persons previously disclosed an informal oral agreement between the Reporting Persons and the Atlas Parties pursuant to which the Reporting Persons and the Atlas Parties agreed to consult with each other with respect to their investment in the Issuer, coordinate all trading in shares of Common Stock and vote all shares of Common Stock with respect to which they have sole voting power in favor of the persons nominated by Lapetus II for election to the Board of Directors of the Issuer at the Issuer’s 2019 Annual Meeting of Stockholders (the “Oral Agreement”).  The Issuer’s 2019 Annual Meeting of Stockholders was held on January 31, 2020.  On April 13, 2020, the Reporting Persons and the Atlas Parties orally agreed to terminate the Oral Agreement in its entirety effective as of April 13, 2020.

The Reporting Persons previously reported on this Schedule 13D that on January 30, 2020, the Issuer and certain of the Reporting Persons and the Atlas Parties entered into a Cooperation Agreement, pursuant to which Lapetus II (in consultation with Blue Wolf) has the right to select a replacement director candidate in accordance with the terms of the Cooperation Agreement in the event any of the Investor Directors (as defined in the Cooperation Agreement) ceases to be a director for any reason prior to the 2020 Annual Meeting.  On April 13, 2020, the Reporting Persons irrevocably waived their right to consult with Lapetus II with respect to a replacement director candidate, effective as of April 13, 2020.

The Reporting Persons previously reported on this Schedule 13D that, by virtue of the arrangements described above, the Reporting Persons may have been deemed to have been members of a “group” (for purposes of Section 13(d)(3) of the Act and within the meaning of Rule 13d-5 under the Act) with the Atlas Parties.  Effective as of the termination of the Oral Agreement and the Reporting Persons’ waiver of their right to consult with Lapetus II under the Cooperation Agreement, the Reporting Persons and the Atlas Parties no longer may be deemed to be a “group” (for purposes of Section 13(d)(3) of the Act and within the meaning of Rule 13d-5 under the Act).  All further filings with respect to securities of the Issuer will be filed, if required, separately by the Reporting Persons and the Atlas Parties.  The Reporting Persons no longer may be deemed to beneficially own or share beneficial ownership of any securities of the Issuer owned by the Atlas Parties.  As a result, the Reporting Persons no longer may be deemed to beneficially own more than 5% of the Common Stock.”

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 13, 2020	BW Coated LLC

By: Blue Wolf Capital Fund IV, L.P., its sole member

By: Blue Wolf Capital Advisors IV, L.P., its general partner

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Fund IV, L.P.

By: Blue Wolf Capital Advisors IV, L.P., its general partner

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Advisors IV, L.P.

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Advisors IV, LLC

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

/s/ Adam Blumenthal
Adam Blumenthal

SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price(1)
BW Coated LLC	3/3/2020	12,750	$15.0238
BW Coated LLC	3/4/2020	2,772	$15.3493
BW Coated LLC	3/5/2020	20,000	$15.6711
BW Coated LLC	3/6/2020	20,250	$15.7454

1                   The reported price is a weighted average price.  These shares were traded in multiple transactions at prices ranging from $14.760 to $16.000.  The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.